

December 5, 2011

Via E-mail
C. Allan Swaringen
Chief Executive Officer and President
Jones Lang LaSalle Income Property Trust, Inc.
200 East Randolph Drive
Chicago, Illinois 60601

> **Re:** **Jones Lang LaSalle Income Property Trust, Inc.**
> **Proxy Statement on Schedule 14A**
> **Filed November 14, 2011**
> **File No. 000-51948**

Dear Mr. Swaringen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendments to Modernize Charter Based on Developments in Law and Industry, page 23

1. Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." It appears you have "bundled" the authorization of the "blank check" preferred stock with the amendments to modernize your charter. Refer to Proxy Rule 14a-4(a)(3) and related Division of Corporation Finance interpretive positions available at www.sec.gov regarding the unbundling rule. Each change should be separately identified, discussed and voted on in the proxy statement. In addition, please provide appropriate supporting disclosure for the proposal related to the authorization of the "blank check" preferred stock. Refer to Item 11 of Schedule 14A.

C. Allan Swaringen
Jones Lang LaSalle Income Property Trust, Inc.
December 5, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel